Exhibit 21.1

Subsidiaries of the Registrant and Wholly Owned Subsidiaries of the Registrant's Subsidiaries

Name	Parent Company	Jurisdiction of Incorporation
Alphatec Spine, Inc.	Alphatec Holdings, Inc.	California
Alphatec Spine GmbH	Alphatec Spine, Inc.	Germany
Milverton Ltd.	Alphatec Spine, Inc.	Hong Kong
Alphatec Holdings International C.V.	Alphatec Holdings, Inc.	The Netherlands
Alphatec International LLC	Alphatec Holdings International C.V.	Delaware
Cooperative Alphatec Holdings Europa U.A.	Alphatec Holdings International C.V.	The Netherlands
Scient’x S.A.S.	Cooperative Alphatec Holdings Europa U.A.	France
Surgiview S.A.S.	Scient’x S.A.S.	France
Scient’x U.S.A., Inc.	Scient’x S.A.S.	Florida
Scient’x Italia S.R.L.	Scient’x S.A.S.	Italy
Scient’x (U.K.) Limited	Scient’x S.A.S.	United Kingdom